Exhibit 99.1

AYR Wellness Adds Michael Warren to Board of Directors

MIAMI, August 3, 2023 - AYR Wellness, Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced that it has welcomed Michael Warren to the Company’s Board of Directors.

“We are proud to welcome Michael to AYR’s Board of Directors,” said Jonathan Sandelman, Executive Chairman of AYR. “Michael’s successful career in financial services and his pioneering work in workplace Diversity Equity & Inclusion initiatives will bring immense value and perspective to our organization.”

Mr. Warren’s 30-year career in financial services is comprised of experience in asset management, capital markets and banking, and includes 20 years of direct management responsibility at Wells Fargo, Deutsche Bank and Goldman Sachs. He previously served on the Board of Directors of Metrodigi Inc., a privately held digital publisher.

He sits on the Board of Trustees for the Glide Foundation, a San Francisco-based organization dedicated to fighting systemic injustices and creating pathways out of poverty and crisis, and the Board of Directors for First Tee of San Francisco, a youth development organization and mentoring program centered around the principles of golf.

Mr. Warren received his M.B.A. from the University of Chicago Booth School of Business and his Bachelor of Science in Management Science from MIT.

For more information about Ayr Wellness, please visit https://ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, AYR’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and AYR may not be able to raise needed additional debt or equity capital. Among other things, AYR has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While AYR believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 85+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Company Contact:

Jon DeCourcey

Head of Investor Relations

T: (786) 885-0397

Email: ir@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (786) 885-0397
Email: ir@ayrwellness.com